                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                              i-STAT CORPORATION
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                               (Name of Issuer)

               Common Stock, with a par value of $0.15 per share
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                        (Title of Class of Securities)

                                  450312 10 3
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                                (CUSIP Number)

    D. Craig Nordlund, Senior Vice President, General Counsel and Secretary
                          Agilent Technologies, Inc.
                          Corporate Legal Department
                              3000 Hanover Street
                         Palo Alto, California  94304
                                (650) 857-1501

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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 1, 1999
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box  [  ].

     Note: Schedules filed in paper format shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

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CUSIP NO. 450312 10 3                                        PAGES 2 OF 10 PAGES
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1       Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
Person

     Agilent Technologies, Inc. (# 77-0518772)
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2  Check the Appropriate Box if a Member of a Group
     (a)  [  ]
     (b)  [  ]
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3       SEC Use Only
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4       Source of Funds                                         OO
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5       Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)                         [  ]
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6       Citizenship or Place of Organization
            Delaware
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NUMBER OF                          7      Sole Voting Power                 0
                                   ---------------------------------------------
SHARES
BENEFICIALLY                       8      Shared Voting Power       2,138,702
                                   ---------------------------------------------
OWNED BY
EACH                               9      Sole Dispositive Power            0
                                   ---------------------------------------------
REPORTING
PERSON                             10     Shared Dispositive Power  2,138,702
                                   ---------------------------------------------
WITH
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11   Aggregate Amount Beneficially Owned by Each Reporting Person   2,138,702

                                 SCHEDULE 13D

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CUSIP NO. 450312 10 3                                        PAGES 3 OF 10 PAGES
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
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]


13    Percent of Class Represented by Amount in Row (11)                     13.6%

14    Type of Reporting Person                                               CO

          This Schedule 13D amends and restates the original Schedule 13D filed by Agilent Technologies, Inc. on November 12, 1999 in its entirety. Due to a transmission error, an incorrect version of the original Schedule 13D was filed on November 12, 1999.

Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is Common Stock, with a par value of $0.15 per share. The name of the issuer is i-STAT Corporation, a Delaware corporation ("i-STAT"). i-STAT's principal executive offices are located at 303 College Road East, Princeton, New Jersey 08540.

Item 2.  Identity and Background.

     This statement is being filed by Agilent Technologies, Inc., a Delaware corporation ("Agilent Technologies"). The address of Agilent Technologies' principal executive offices is 3000 Hanover Street, Palo Alto, California 94304.

     The Board of Directors of Hewlett-Packard Company ("Hewlett-Packard") approved a spin-off transaction (the "Spin-off") pursuant to which Hewlett-Packard transferred its assets and liabilities related to its test and measurement, semiconductor products, chemical analysis and medical group businesses to Agilent Technologies on November 1, 1999, the separation date, and, immediately after the separation date, Agilent Technologies became a wholly owned subsidiary of Hewlett-Packard. As a result of the transactions entered into in connection with the Spin-off, Agilent Technologies owns the businesses and assets of Hewlett-Packard's test and measurement, semiconductor products, healthcare solutions and chemical analysis businesses, including the shares of i-STAT formerly held by Hewlett-Packard and their associated rights and obligations.

     Agilent Technologies is a diversified technology company that provides enabling solutions to high growth markets within the communications, electronics, life sciences and healthcare industries. It is a global leader in designing and manufacturing test, measurement and monitoring instruments, systems and solutions and semiconductors and optical components. Agilent Technologies includes the following businesses: test and measurement, semiconductor products, healthcare solutions and chemical analysis.

                                 SCHEDULE 13D

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CUSIP NO. 450312 10 3                                         PAGE 4 OF 10 PAGES
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     Agilent Technologies has never been convicted in any criminal proceeding,
Sand is not and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other consideration.

     Agilent Technologies has acquired 2,138,702 shares of i-STAT Series B Preferred Stock, $0.15 par value (the "Shares"), pursuant to the Spin-Off described above. The Shares are currently convertible into an aggregate of 2,138,702 shares of i-STAT Common Stock. The aggregate purchase price for the Shares by Hewlett-Packard was $60,953,007, which purchase price was paid by Hewlett-Packard prior to the Spin-Off with funds derived from Hewlett-Packard's working capital and cash reserves.

Item 4.  Purpose of Transaction.

     Agilent Technologies' purpose in acquiring the Shares was to maintain with i-STAT a strategic relationship, originally developed by Hewlett-Packard, in which each company remains independent while working together to develop and market their products. The Shares were acquired by Hewlett-Packard directly from i-STAT. As discussed above, Agilent Technologies acquired the shares from Hewlett-Packard pursuant to the Spin-off. Agilent Technologies' ownership was described in the letter agreement between Hewlett-Packard and i-STAT, dated October 29, 1999, attached hereto as Exhibit A (the "Letter Agreement"), in
                                     ---------
which i-STAT approved the transfer of Hewlett-Packard's rights and obligations under the Series B Preferred Stock Purchase Agreement dated June 23, 1995 between i-STAT and Hewlett-Packard (the "Stock Purchase Agreement"), filed with this statement as Exhibit B, to Agilent Technologies. The following summary of
                  ---------
Agilent Technologies' rights to purchase i-STAT's equity securities is qualified in its entirety by the terms of the Stock Purchase Agreement which is hereby incorporated by reference.

     Pursuant to the Stock Purchase Agreement, Agilent Technologies has the right to maintain its percentage interest in the total number of outstanding voting shares of i-STAT Common Stock in the event of future sales by i-STAT of additional voting shares, by purchasing additional shares of voting stock from i-STAT under the terms specified in the Stock Purchase Agreement. Notwithstanding the foregoing, for a period of five years from July 28, 1995, Agilent Technologies may not purchase more than 25% of the outstanding voting securities of i-STAT except under certain circumstances. Subject to this 25% limitation, Agilent Technologies always has the right to purchase additional shares in the open market or from third parties to maintain its ownership position.

     Under the Stock Purchase Agreement, Agilent Technologies will be entitled to designate one (1) director of i-STAT if Agilent Technologies holds at least 10% but less than 20% of the outstanding voting securities of i-STAT. If Agilent Technologies holds at least 20% of the outstanding voting securities of i-STAT, Agilent Technologies will be entitled to designate two (2) directors of i-STAT. A reduction in Agilent Technologies' percentage ownership below the thresholds set forth above shall not cause removal of Agilent Technologies' Board representative(s) so long as such reduction is a result of dilution and not of a sale by

                                 SCHEDULE 13D

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CUSIP NO. 450312 10 3                                         PAGE 5 OF 10 PAGES
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Agilent Technologies of i-STAT voting securities or, in the case of a reduction in Agilent Technologies' percentage ownership below 20%, of Agilent
Technologies' failure to exercise its maintenance rights.

     In addition, the Stock Purchase Agreement includes certain limitations on the manner in which i-STAT may amend its Stockholder Protection Agreement, which agreement provides for the dividend distribution to holders of Common Stock and Series B Preferred Stock of i-STAT of certain stock purchase rights.

     See also the rights and restrictions set forth in Item 6 of this statement.

Item 5.  Interest in Securities of the Issuer.

     Agilent Technologies holds 2,138,702 shares of Series B Preferred Stock which represents approximately 13.6% of the outstanding voting stock of i-STAT. As a wholly owned subsidiary of Hewlett-Packard, Agilent Technologies shares dispositive power, with respect to the Shares, with Hewlett-Packard, subject to certain restrictions on Agilent Technologies on transfer and a right of first refusal in favor of i-STAT, as described in Item 6 of this statement. Furthermore, as a wholly owned subsidiary of Hewlett-Packard, Agilent Technologies shares voting power, with respect to the Shares, with Hewlett-Packard. Agilent Technologies' right to vote the Shares (or other i-STAT voting securities held by Agilent Technologies) is subject to certain restrictions, as described in Item 6 of this statement, and as a result of such restrictions, Agilent Technologies and Hewlett-Packard share the power to direct the vote of the Shares (or other i-STAT voting securities held by Agilent Technologies) with i-STAT.

     Except as described in this statement, Agilent Technologies has not effected any transactions in shares of i-STAT Common Stock during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As discussed above, pursuant to the Spin-off, Hewlett-Packard transferred to Agilent Technologies, among other assets, its interest in the Shares and their corresponding rights and obligations. Additionally, Hewlett-Packard and i-STAT entered into the Letter Agreement, which contemplated the transfer of all of i-STAT's shares of Series B Preferred Stock owned by Hewlett-Packard, the assignment of Hewlett-Packard of its rights and obligations under the Stock Purchase Agreement, and all other written and unexpired agreements between i-STAT and Hewlett-Packard, to Agilent Technologies. Additionally, in the Letter Agreement, Hewlett-Packard confirmed Agilent Technologies' intention to be bound by the rights and obligations under the agreements.

     The Stock Purchase Agreement imposes upon Agilent Technologies certain restrictions related to voting its shares of i-STAT voting stock. The Stock Purchase Agreement also establishes a number of restrictions on Agilent Technologies' right to transfer its i-STAT Preferred Stock or other voting stock, and provides that i-STAT has a right of first refusal on transfers by Agilent Technologies of i-STAT voting stock. The following summary of such restrictions and the right of first refusal is qualified in its entirety by reference to the terms of the Stock Purchase Agreement.

                                 SCHEDULE 13D

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CUSIP NO. 450312 10 3                                         PAGE 6 OF 10 PAGES
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     The Stock Purchase Agreement provides that Agilent Technologies must vote its shares in favor of i-STAT's nominees to the board and in accordance with the recommendations of i-STAT's board on all other matters except "significant events," subject to certain exceptions. "Significant events" include, but are not limited to, the following: an amendment to the i-STAT charter documents or a sale, recapitalization, liquidation or dissolution of i-STAT. In the case of a "significant event," Agilent Technologies may vote shares representing up to 15% of the outstanding voting stock of i-STAT as it wishes, but must vote anything above 15% in the same proportion as the votes cast by all holders. In addition, while Agilent Technologies' ownership of voting stock is limited as set forth in
Item 4 above, Agilent Technologies may not (i) make any written proposal to i-STAT regarding a potential acquisition, merger or consolidation with, or sale of all or substantially all of the assets that would, as a matter of law, require i-STAT to make a disclosure, (ii) initiate or participate in a hostile tender offer to acquire i-STAT, or (iii) solicit proxies with respect to the voting stock or participate in an "election contest" as defined in Regulation 14A of the Securities Exchange Act of 1934.

     i-STAT has a right of first refusal to purchase all but not part of any of the Shares (and any other voting securities) that Agilent Technologies proposes to sell or transfer other than pursuant to an open market transaction or a public offering, at the prices set forth in the Stock Purchase Agreement. If i-STAT does not exercise its right of first refusal, then Agilent Technologies may sell such securities at a price and on terms not less favorable than as offered to i-STAT. In addition, Agilent Technologies may not sell its shares of i-STAT voting stock in blocks representing more than 5% of the then outstanding voting stock of i-STAT or, in the cases of a sale to certain potential buyers, blocks representing more than 3% of the then outstanding voting stock. Prior to transferring any shares of i-STAT Preferred Stock, Agilent Technologies must convert such shares to Common Stock.

     i-STAT must give written notice to Agilent Technologies within two business days following its receipt of (i) written notice from any person or group putting i-STAT reasonably on notice of the likelihood that such person or group has acquired or proposes to acquire more than 15% of the then outstanding i-STAT voting stock, (ii) any notice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to i-STAT, (iii) any Statement on Form 13D or Schedule 14D-1 under the Securities Exchange Act of 1934 relating to voting stock of i-STAT, or (iv) i-STAT's reaching an agreement in principle as to any transaction which would result in a change in control of i-STAT or involving a sale of all or substantially all of the assets of i-STAT. In the event i-STAT desires to enter into a merger, consolidation or other business combination in which i-STAT would not be the surviving corporation or a sale of all or substantially all of i-STAT's assets, then i-STAT shall first negotiate in good faith with Hewlett-Packard for a period of thirty (30) days.

     The Registration Rights Agreement dated July 28, 1995 between i-STAT and Agilent Technologies (the "Registration Rights Agreement") provides Agilent Technologies with certain demand and piggyback rights to register the Shares. Agilent Technologies has agreed that upon the request of i-STAT, it will refrain from selling shares on the market for a period of up to 120 days in the event i-STAT is doing an offering, whether in connection with an underwritten public offering or an acquisition. The foregoing summary of Agilent Technologies' rights and obligations under the Registration Rights Agreement is qualified in its

                                 SCHEDULE 13D

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CUSIP NO. 450312 10 3                                         PAGE 7 OF 10 PAGES
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entirety by the terms of the Registration Rights Agreement which is being filed with this statement as Exhibit C and which is hereby incorporated by
                             ---------
reference.

                                 SCHEDULE 13D

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CUSIP NO. 450312 10 3                                         PAGE 8 OF 10 PAGES
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Item 7. Material to be Filed as Exhibits.

        The following documents are filed as exhibits to this statement:

        Exhibit A: Letter Agreement dated October 27, 1999, between i-STAT and Hewlett-Packard.

        Exhibit B: Series B Preferred Stock Purchase Agreement dated June 23, 1995, between Hewlett-Packard and i-STAT.

        Exhibit C: Registration Rights Agreement dated July 28, 1995, between Hewlett-Packard and i-STAT.

                                 SCHEDULE 13D

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CUSIP NO. 450312 10 3                                         PAGE 9 OF 10 PAGES
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 1999                   MARIE OH HUBER

                                    /s/ Marie Oh Huber
                                    ------------------------------------------
                                    Marie Oh Huber
                                    Assistant General Counsel and Assistant
                                    Secretary

                                 SCHEDULE 13D

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CUSIP NO. 450312 10 3                                        PAGE 10 OF 10 PAGES
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                               INDEX TO EXHIBITS

A:   Letter Agreement dated October 27, 1999 between i-STAT and Hewlett-Packard.

B: Series B Preferred Stock Purchase Agreement dated June 23, 1995, between Hewlett-Packard and i-STAT.

C: Registration Rights Agreement dated July 28, 1995, between Hewlett-Packard and i-STAT.